SmartDrone Corporation

ANNUAL REPORT

2014 Deerbrook Drive 2014 Deerbrook Drive
Tyler, TX 75703
888-708-8818
www.smartdrone.com

This Annual Report is dated April 24, 2026.

BUSINESS

SmartDrone is an American vertically integrated drone company. We specialize in technology for LiDAR and photogrammetric data collection and processing to increase efficiency, streamline workflows, and maintain accuracy for industries such as land surveying, civil engineering, construction, mining, and more. Our mission is to help bring businesses into the future through our drone-enabled data collection and processing solutions.

Previous Offerings

Name of security: StartEngine
Final Amount sold: $344,626.82
Number of Securities Sold: 335,081
Use of proceeds: R&D
Date of Offering: 1.1.2025

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Revenue
Revenue for fiscal year 2024 was $578,369.07 compared to $622,979.88 in fiscal year 2025.
Increase due to more repeat field services work.

Cost of Sales
Cost of Sales for fiscal year 2024 was $212,112.31 compared to $380,007.13 in fiscal year 2025.
Increase due to more sales activity.

Gross Margins
Gross margins for fiscal year 2024 were 64%. compared to 39% in fiscal year 2025.
Decrease due to high mobilization costs and R&D increase.

Expenses
Expenses for fiscal year 2024 were $2,116,548.54 compared to $2,310,842.44 in fiscal year 2025.
Increase due to the high mobilization cost and increased R&D.

Historical results and cash flows:
The Company is currently in the initial production stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because Magellan early order rate appears strong. Past cash was primarily generated through sales. Our goal is to achieve positive cash flow for non-R&D expenses via our partner program.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 108085.68.

Debt

Creditor: Spero Partners LP
Amount Owed: $5,000,000.00 +, $351,051.18 interest
Interest Rate: 3.72%
Maturity Date: May 16, 2027
Primary Secured Creditor. Balance as of December 31, 2025.
Amount Owed: $1,592,987.83
Interest Rate: 4.18%
Maturity Date: None

Creditor: Belle Chanson LLC

Amount Owed: $100.00

Interest Rate: 0.0%

Belle Chanson leases field service trucks to SmartDrone. Material terms of transaction: Trucks are leased at $100 per

month, on a month-to-month basis.

Creditor: Invest In Tyler LLC

Amount Owed: $71,060.04.00

Interest Rate: 0.0%

Invest In Tyler LLC leases 2014 Deerbrook Dr., Tyler, Texas, 75703 (SmartDrone's headquarters) to SmartDrone for

$5,921.67 per month.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Robert Cammack: CEO and Director - 2.25.2020 through present - Communication, vision, strategic sales, top level hiring, attracting investors and industry connector.

Traci Nichols: Secretary and Treasurer - 9.18.2023 through present - Performance of all accounting and human resource duties.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Stockholder Name: Arrow Ventures

Number of Securities: 6,580,195

Tyler of Security Owned: Class F Common Stock

Percentage of Ownership: 82%

RELATED PARTY TRANSACTIONS

Name of Entity: Belle Chanson LLC
Names of 20% owners: Robert Cammack
Relationship to Company: Equipment Leasing
Nature/amount of interest in the transaction: Belle Chanson leases field service trucks to SmartDrone.
Material Terms: Trucks are leased at $100 per month, on a month-to-month basis.

Name of Entity: Spero Partners LP
Names of 20% owners: Robert Cammack
Relationship to Company: Lender
Nature/amount of interest in the transaction: Spero Partners LP is majority-owned and controlled by Robert Cammack. It provides a $5M line of credit and rents trucks to SmartDrone. Additionally it provides a Short Term Demand Note. As of 12/31/2025 the balance on the Short Term Demand Note was $1,592,987.83
Material Terms: The line of credit interest rate is 3.72% based on applicable long-term federal rates.

Name of Entity: Invest In Tyler LLC
Names of 20% owners: Robert Cammack
Relationship to Company: Landlord
Nature/ amount of interest in the transaction: It is owned by Spero Partners LP, a Robert Cammack affiliated company.
Material Terms: Invest In Tyler LLC leases 2014 Deerbrook Dr., Tyler, Texas, 75703 (SmartDrone's headquarters) to
SmartDrone for $5,921.67 per month.

OUR SECURITIES

Class A Common Stock
Authorized 18,000,000
Outstanding 1,265,045
Voting Rights 1 vote for each share of Class A stock held.
- Dividend Rights, if declared by the Board of Directors
- Liquidation Preferences
Certain holders of Class A Common Stock have agreed to a Stock Purchase Agreement, which designates the following
additional rights. Investors in Reg CF campaign will not be subject to the following rights.
- Transfer Restrictions
- Market Stand-Off
- Company Right of First Refusal
Materials Rights - none

Class F Common Stock

Authorized 8,000,000

Outstanding 7,036,364

Voting Rights 2 votes for each share of Class F stock held

- Protective Provisions
- Dividend Rights, if declared by the Board of Directors
- Liquidation Preferences

Certain holders of Class F Common Stock have agreed to a Stock Purchase Agreement, which designates the following
additional rights.

- Transfer Restrictions
- Drag Along Rights
- Market Stand-Off
- Company Right of First Refusal
- Participation Rights

Material Rights - none

What it means to be a minority holder

Dilution

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is
still subject to all the same risks that all companies in its business, and all companies in the economy, are
exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as
hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more
developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any

Class A Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to

indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before

making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment

in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or

service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make

a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued

through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be

exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment,

there will be restrictions on the securities you purchase. More importantly, there are a limited number of established

markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able

to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell

your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it

may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment,
there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established
markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a
buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never
happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of
business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the
Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current
corporate entity structure. Should such a future change occur, it would be based on management's review and
determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of
proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information
about their business plan and operations because it does not have fully developed operations or a long history to provide
more disclosure. The Company is also only obligated to file information annually regarding its business, including financial
statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is
required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure
generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to
interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or
investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an
important role in a company through their resources, contacts, and experience in assisting early-stage companies
in executing their business
plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such
professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Class A Common Stock in the amount of up to $999,999.84 in this offering, and may close on any
investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the
future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company
itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds
sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult
environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be
forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on
additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your
investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your
ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors
willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset
remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our
sales activity, the unavailability of credit could result in the Company performing below expectations, which could
adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the
value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating
results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and
limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to
the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of
Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of
your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the
application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our
current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved
for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are
hypothetical and are based on management's best estimate of the probable results of our operations and may not have been
reviewed by our independent accountants. These projections are based on assumptions that management believes are
reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond
management's control. Therefore, actual results of operations will vary from such projections, and such variances may be
material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family
members) may make investments in this offering. Any such investments will be included in the raised amount reflected on
the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product
can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can
adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties.
Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or
service. It is possible that there may never be an operational product or that the product may never be used to engage in
transactions. It is possible that the failure to release the product is the result of a change in business model upon the
Company's making a determination that the business model, or some other factor, will not be in the best interest of the
Company and its stockholders.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to
manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are
not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer
dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers
and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or

improper use.

Minority Holder; Securities with Voting Rights
The Class A Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the
minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"),
or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions
that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if
there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the
management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case
it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now,
the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we
do make a successful offering in the future, the terms of that offering might result in your investment in the Company being
worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information
that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse
offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors.
All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes
to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When

such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and

investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their

money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have

no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a

portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through

Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant

regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal,

the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or

for whom aproxy is voting on their behalf) are making an investment decision regarding the securities they would receive.

All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state

laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from

registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may

have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition.

This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which

may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products

will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new

products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales
and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective
product development programs. They may have much better financial means and marketing/sales and human resources
than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
SmartDrone was formed on 02, 25, 2020. Accordingly, the Company has a limited history upon which an evaluation of its
performance and future prospects can be made. Our current and proposed operations are subject to all business risks
associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay
dividends on any shares once our directors determine that we are financially able to do so. SmartDrone has incurred a net
loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the
near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and $1.5M lifetime revenue. If you are investing in our company, it's
because you think that commercial drone mapping services, drones, and software are a good idea, that the team will be able
to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that
the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies.
As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a
company with a declining market share, which could make it more challenging to fund operations or pursue growth
opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and
potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers,
gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage
startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or
industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal
disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial
condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to
design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some

other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on
one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully
prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or
for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the
future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we
will need to continue to attract and hire additional employees in various areas, including sales, marketing, design,
development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates,
and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make
hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business,
financial condition, or operating results. We may also need to compete with other companies in our industry for highly
skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute
our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic

environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the

right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at

any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations

related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the

enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore,

the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could

adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also

be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and

consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities,

reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural

norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers,

shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to

terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may

face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or

disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely
affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted
by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology
systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any
significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could
harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies.
Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely
impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation,
consumer demand, and competition, which could adversely affect the Company's business, financial condition, and
operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism,
war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its
financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Rapid Technological Change

The drone industry is characterized by rapid technological changes. If SmartDrone fails to keep pace with technological

advancements, it may lose its competitive edge and market share.

Product Development Risks

Developing new drone technologies and products involves substantial risks, including technical, operational, and regulatory

challenges. Delays or failures in the development process could negatively impact the company's business and financial

performance.

Market Acceptance

The success of SmartDrone's products depends on the acceptance of drones by various industries and consumers. There is no assurance that the market will adopt SmartDrone's products at the expected rate, which could impact revenue and

profitability.

Competitive Landscape

The drone market is highly competitive, with numerous established companies and startups. Intense competition could lead to pricing pressures, reduced profit margins, and loss of market share.

Regulatory Environment

The drone industry is subject to extensive regulation by various government agencies. Changes in regulations or the

introduction of new regulations could increase operational costs, limit market opportunities, or require significant

modifications to SmartDrone's products.

Compliance Costs

Ensuring compliance with evolving regulatory requirements may necessitate substantial investment in legal, operational,

and technical resources. Non-compliance could result in fines, penalties, or restrictions on operations.

Revenue Volatility

SmartDrone's revenue may fluctuate significantly due to changes in customer demand, product life cycles, and market conditions. Such volatility could affect the company's financial stability and ability to meet its financial obligations.

Capital Requirements
Developing and commercializing drone technology requires significant capital investment. There is no guarantee that
SmartDrone will be able to secure additional funding on favorable terms, which could impede growth and development
efforts.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

SmartDrone Corporation

By /s/ *Robert W Cammack*

Title: CEO

By /s/ *Robert W Cammack*

Name: <u>Robert W Cammack</u>

Title: CEO

By /s/ *Traci D Nichols*

Name: <u>Traci D Nichols</u>

Title: Principle Accounting Officer

Exhibit A
FINANCIAL STATEMENTS

SmartDrone Corporation

Balance Sheet

As of December 31, 2025

	TOTAL
ASSETS	
Current Assets	$752,888.69
Fixed Assets	$220,639.90
Other Assets	$877,901.57
TOTAL ASSETS	**$1,851,430.16**
LIABILITIES AND EQUITY	
Liabilities	$7,116,363.80
Equity	$ -5,264,933.64
TOTAL LIABILITIES AND EQUITY	**$1,851,430.16**

SmartDrone Corporation

Profit and Loss

January - December 2025

	TOTAL
Income	$622,979.88
Cost of Goods Sold	$380,007.13
GROSS PROFIT	$242,972.75
Expenses	$2,310,842.44
NET OPERATING INCOME	$ -2,067,869.69
Other Income	$ -7,525.24
NET OTHER INCOME	$ -7,525.24
NET INCOME	$ -2,075,394.93

SmartDrone Corporation

Statement of Cash Flows

January - December 2025

	TOTAL
OPERATING ACTIVITIES	
Net Income	-2,075,394.93
Adjustments to reconcile Net Income to Net Cash provided by operations:	**1,666,510.65**
Net cash provided by operating activities	**$ -408,884.28**
INVESTING ACTIVITIES	**$25,025.94**
FINANCING ACTIVITIES	**$313,997.48**
NET CASH INCREASE FOR PERIOD	**$ -69,860.86**
Cash at beginning of period	177,946.54
CASH AT END OF PERIOD	**$108,085.68**

SMARTDRONE CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2024 and 2025

	Class A Common Stock		Class F Common Stock		StartEngine CrowdFunding	Net Income	Total Equity
	# of Shares	$ Amount	# of Shares	$ Amount			
Ending balance at 12/31/23	48,200	$ 0.48	1,886,071	$ 1,200,102.00	$ -	$ -	$ (4,499,641.52)
SAFE converted to Class F stock	0	$ -	5,150,293	$ 2,278,940.21	$ -	$ -	$ 2,278,940.21
Issuance of Class A stock through StartEngine	888,646	$ 2.02	0	$ -	$ 409,818.33	$ -	$ 409,820.35
Prior-period adjustment	0	$ -	0	$ -	$ -	$ -	$ 52,009.84
Net income (loss)	0	$ -	0	$ -	$ -	$ (1,744,665.07)	$ (1,744,665.07)
Ending balance at 12/31/24	**936,846**	**$ 2.50**	**7,036,364**	**$ 3,479,042.21**	**$ 409,818.33**	**$ (1,744,665.07)**	**$ (3,503,536.19)**
Close 2024 net loss to retained earnings	0	$ -	0	$ -	$ -	$ 1,744,665.07	$ -
Issuance of Class A stock through StartEngine	328,199	$ 32.86	0	$ -	$ 313,964.62	$ -	$ 313,997.48
Net income (loss)	0	$ -	0	$ -	$ -	$ (2,075,394.93)	$ (2,075,394.93)
Ending balance at 12/31/25	**1,265,045**	**$ 35.36**	**7,036,364**	**$ 3,479,042.21**	**$ 723,782.95**	**$ (2,075,394.93)**	**$ (5,264,933.64)**

Notes / assumptions for review
Opening 12/31/23 Class F amount includes the 2023 Class F common stock balance plus 2023 APIC from the uploaded 2023 PDF, because APIC is not shown as a separate line item on the 2024 and 2025 balance sheets.
2024 prior-period adjustment is the amount needed to reconcile the uploaded 12/31/23 equity balances to the 12/31/24 balance sheet after the SAFE conversion, 2024 Class A activity, and 2024 net loss.
Ending balances at 12/31/24 and 12/31/25 are intended to tie to the uploaded balance sheets. Net income rows tie to the uploaded income statements.

NOTE 1 – NATURE OF OPERATIONS

SmartDrone Corporation was formed on February 25, 2020 ("Inception") in the State of Delaware. The financial statements of SmartDrone Corporation (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Tyler, TX.

SmartDrone Corporation is an American vertically integrated drone company. We specialize in technology for LiDAR and photogrammetric data collection and processing to increase efficiency, streamline workflows, and maintain accuracy for industries such as land surveying, civil engineering, construction, mining, and more. Our mission is to help bring businesses into the future through our drone-enabled data collection and processing solutions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from 28 states to all 50, with an eye toward Mexico and Canada. We are going to bring our next drone platform to market which will allow us to increase sales while reducing costs. We are going to continue direct sales of Magellan and deploy subscribed units to 100+ partners. We are going to reduce Magellan cost through engineering. We are going to build out more applications for our software ecosystem. We are building our team to capture the lead market share among all American drone companies in land surveying verticals.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and DE state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
Creditor: Spero Partners LP
Amount Owed: $5,000,000.00 +, $351,051.18 interest
Interest Rate: 3.72%
Maturity Date: May 16, 2027
Primary Secured Creditor. Balance as of December 31, 2025.
Amount Owed: $1,592,987.83
Interest Rate: 4.18%
Maturity Date: None

Creditor: Belle Chanson LLC
Amount Owed: $100.00
Interest Rate: 0.0%
Belle Chanson leases field service trucks to SmartDrone. Material terms of transaction: Trucks are leased

at $100 per month, on a month-to-month basis.

Creditor: Invest In Tyler LLC
Amount Owed: $71,060.04.00
Interest Rate: 0.0%
Invest In Tyler LLC leases 2014 Deerbrook Dr., Tyler, Texas, 75703 (SmartDrone's headquarters) to SmartDrone for $5,921.67 per month.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Contractual obligation with Ouster to purchase 26 units for a total cost of $182,000.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 18,000,000 shares of our common stock with par value of $0.00001. As of December 31, 2025 the company has currently issued 1,265,045 shares of our common stock.

Preferred Stock
We have authorized the issuance of 8,000,000 shares of our common stock with par value of $0.00001. As of December 31, 2025 the company has currently issued 7,036,364 shares of our preferred stock.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through December 31, 2025, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Robert Cammack, the CEO/President of SmartDrone Corporation, hereby certify that the financial statements of SmartDrone Corporation and notes thereto for the periods ending December 31, 2024 and December 31, 2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2025 the amounts reported on our tax returns were total income of $ -1,884,726; taxable income of $ -1,884,726 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 9, 2026.

_____ (Signature)

____CEO_____ (Title)

___April 9, 2026_____ (Date)